UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.

Washington, D.C. 20549

REPORT OF EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

In respect of the issue of

USD 15,000,000 (TJS linked) 13.00 per cent. Notes due 22 September 2025 by the European Bank for Reconstruction and Development pursuant to its

EUR 45,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD

Dated 20 September 2023

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the U.S. dollar (“USD”) 15,000,000 (TJS linked) 13.00 per cent. Notes due 22 September 2025 (the “Notes”) of the European Bank for Reconstruction and Development (the “Bank”) pursuant to the Bank’s EUR 45,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by the Supplementary Offering Circular dated 22 July 2019 and a Pricing Supplement dated 20 September 2023 (together, the “Offering Circular”).

Item 1.	Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank pari passu without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2.	Distribution of Obligations

Further to a Purchaser’s Confirmation dated 20 September 2023 (the “Purchaser’s Confirmation”) provided by ING Bank N.V. (“ING Bank”) pursuant to a Programme Agreement dated 3 July 2012 (the “Programme Agreement”), ING Bank has agreed to purchase the Notes. The obligations of ING Bank are subject to certain conditions as set forth in the Purchaser’s Confirmation and Programme Agreement.

Item 3.	Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	100.00%	0.30%	99.70%
Total	USD 15,000,000	USD 45,000	USD 14,955,000

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Item 4.	Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5.	Other Expenses of Distribution

ING Bank has agreed to pay the fees and expenses of its own legal advisers, the upfront fees and expenses of the Agent and any paying agents, the fees and expenses of Cleary Gottlieb Steen & Hamilton LLP, legal advisers to the Bank in connection with the necessary United States filing, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and preparation of the registered notes, the preparation and printing of the Notes (except definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser’s Confirmation.

Item 6.	Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations as described in the Offering Circular.

Item 7.	Exhibits

(a)	The Deed of Covenant dated 3 July 2012.*

(b)	Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c)	(i)	The Programme Agreement dated 3 July 2012.*
	(ii)	The Purchaser’s Confirmation dated 20 September 2023.
	(iii)	The Agency Agreement dated 3 July 2012.*

(d)	(i)	The Offering Circular dated 3 July 2012.*
	(ii)	The Supplementary Offering Circular dated 22 July 2019.**
	(iii)	The Pricing Supplement dated 20 September 2023.

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

** Previously filed with the Securities and Exchange Commission on 27 August 2019.

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